SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 21 December 2004
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant's principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F __X__ Form 40-F _____
Enclosures:
1.
Sasol publishes investor newsletter

Sasol Limited
(Incorporated in South Africa)

(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896

Share Code: SOL
NYSE Code: SSL

Sasol publishes investor newsletter

Sasol has published a new edition of Investor Insight, a newsletter aimed at investors interested in Sasol, on its website. Articles in the newsletter include a business review and updates on several key projects and initiatives at Sasol. The newsletter can be accessed as follows:-

http://www.sasol.com/sasol_internet/frontend/navigation.jsp?navid=5600002&rootid=3

20 December 2004

Johannesburg

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 21 December 2004
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary